FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated October 25, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: December 13, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

NI 45-102 Resale of Securities

Reporting issuer

1.

AMS Homecare Inc.

Selling security holder

2.

Rani Gill

3.

President, CFO and Chairman

4.

Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No.

5.

Rani Gill Directly :

10,516,277

Indirectly

13,750,000

Distribution

6.

Number and class of securities you propose to sell:  20,000,000 common

7.

Will you sell the securities privately or on an exchange or market?  If on an exchange or market, provide the name.    Privately and on the OTCBB(Nasdaq)

Certificate

I certify that

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

Date December 12, 2005	Ms..Rani Gill Your name (Selling security holder) Your signature (or if a company, the signature of your authorized signatory) Name of your authorized signatory